BMC Industries, Inc. One Meridian Crossings, Suite 850 Minneapolis, MN 55423 Web site: www.bmcind.com NEWS RELEASE

CONTACT:	BRADLEY D. CARLSON	(NYSE: BMM)
	(952) 851-6020	FOR IMMEDIATE RELEASE

VISION-EASE LENS EXPANDS PRODUCTION OF CONTINUA™ D28 BIFOCAL LENSES

Sales and Shipments of the Lenses Resume This Month

Sept. 24, 2002 - Minneapolis, Minnesota, USA--Vision-Ease Lens, Inc., the leading U.S. manufacturer of premium polycarbonate lenses and a subsidiary of BMC Industries, Inc. (NYSE: BMM), reports that it is again accepting orders for its popular Continua™ D28 bifocal lens.  Orders for the lenses were temporarily restricted.

"Demand for Vision-Ease Lens' premium polycarbonate lenses exceeded our projections and production in early 2002," explains Mike Vierzba, executive vice president of sales & marketing.  "We are pleased to announce that we have successfully increased production and rebuilt inventories, allowing us to accept new orders for Continua™ D28 bifocal lenses, effective immediately."

"Continua™ D28 bifocal lenses offer presbyopes a terrific value," continues Vierzba.  "They are 25% thinner and lighter than conventional plastic bifocals, they offer superior impact resistance for added safety, and Continua™ lenses' thermal-cured hard coat gives them an extra hard surface for better scratch resistance than other polycarbonate lenses."

For more information about Continua™ D28 bifocal lenses and other Vision-Ease Lens products, contact the company's Customer Service Department at (800) 328-3449 or visit their website at www.vision-ease.com.

BMC Industries, founded in 1907, is comprised of two business segments: Buckbee-Mears and Optical Products.  The Buckbee-Mears group offers a range of services and manufacturing capabilities to meet the most demanding precision metal manufacturing needs.  The group is a leading producer of a variety of precision photo-etched and electroformed components that require fine features and tight tolerances.  The group is also the only North American manufacturer of aperture masks, a key component in color television picture tubes.

The Optical Products group, operating under the Vision-Ease Lens trade name, is a leading designer, manufacturer and distributor of polycarbonate, glass and plastic eyewear lenses.  Vision-Ease is a technology and market share leader in the polycarbonate lens segment of the market.  Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent ultraviolet (UV) filtering and impact resistant characteristics.

BMC Industries, Inc. is traded on the New York Stock Exchange under the ticker symbol "BMM."  For more information about BMC Industries, Inc., visit the Company's Web site at www.bmcind.com.

Certain statements in this news release may be deemed to be forward-looking statements as defined in the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements involve known and unknown risks and uncertainties, which may cause the company's actual results in future periods to differ materially from what is currently anticipated.  Those risks include, among others, general competitive factors, the company's ability to successfully complete and integrate its acquisitions and to implement operational improvements in its acquired businesses, the episodic nature of the company's business and other risks and uncertainties detailed from time to time in the company's filings with the Securities and Exchange Commission.